Mail Stop 4561

June 5, 2009

A.L. Giannopoulos
Chief Executive Officer
MICROS Systems, Inc.
7031 Columbia Gateway Drive
Columbia, MD 21046
*Via facsimile also at (443) 285-0466*

> **Re:** **MICROS Systems, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **Filed August 29, 2008**
> **File No. 000-09993**

Dear Mr. Giannopoulos:

We have reviewed your response letter dated May 13, 2009, in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 8, 2009.

General

1.      We note the statement in response 1.C. of your letter dated May 13, 2009, that you have "no way to detect when an authorized independent dealer books a sale to a customer in a non-embargoed country but the customer sends the product to an embargoed country." We note also the representation in response 1.D. of your May 13 letter that an independent distributor resells your products into Syria. Please tell us whether your agreements with authorized dealers or distributors of your products limit or prohibit the resale or distribution of your products into countries identified by the State Department as state sponsors of terrorism. If your agreements include provisions limiting or prohibiting such resale or distribution, tell us the consequences to your authorized dealers or resellers for breach of those provisions.

Part I

Item 1. Business, page 4

General

2.      We note your response to prior comment 3 regarding your contractual
        arrangements with GES Singapore Pte Ltd.  Given your reliance on GES with
        respect to manufacturing, please confirm that you will describe in future filings
        the material terms of your Manufacturing Agreement with GES, including that the
        agreement may be terminated for convenience by either party upon prior notice.

Part III

Item 11. Executive Compensation (incorporated from Definitive Proxy Statement on
Schedule 14A, filed on October 17, 2008)

Compensation Discussion and Analysis

Bonus, page 11

3.      We note your response to prior comment 9.  Please provide further support for
        your conclusion that quantitative disclosure of the business-level performance
        targets used to determine annual incentive bonuses for Mr. Jammet and Ms.
        Kurdle for 2008 is not material to investors' understanding of the company's
        executive compensation policies and decisions.  The fact that you have described
        in the proxy statement certain other components of your incentive bonus program,
        as referenced in the second and third paragraphs of your response, is not
        dispositive as to the materiality of the specific numerical performance targets in
        the context of your compensation policies and decisions.  In this regard, we note
        that it appears from the disclosure in your proxy statement that the amounts of the
        incentive bonuses for these named executive officers were determined entirely
        based on achievement of the business-level revenue and income before taxes
        targets.  Given the apparent significance of the business-level performance targets
        to the amounts of the incentive bonuses awarded to Mr. Jammet and Ms. Kimmel,
        please further clarify why you believe quantitative disclosure in this regard is not
        material to investors' understanding of your compensation policies and decisions.

                                    * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response.  Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite

A.L. Giannopoulos
MICROS Systems, Inc.
June 5, 2009
Page 3

our review.  Please furnish a cover letter that keys your response to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

       You may contact Katherine Wray, Staff Attorney, at (202) 551-3483 if you have any questions.  If you need further assistance, you may contact me at (202) 551-3457.


                               Sincerely,


                               Maryse Mills-Apenteng
                               Staff Attorney